Exhibit 99.1

YXT.com Announces Changes in Board of Directors and Management

SUZHOU, China — June 30, 2025 — YXT.com Group Holding Limited (NASDAQ: YXT) (“YXT.com” or the “Company”), a provider of AI-enabled enterprise productivity solutions, today announced that Mr. Pun Leung Liu has notified the board of directors of the Company (the “Board”) of his decision to resign from his position as a Director and Chief Financial Officer (“CFO”) of the Company, effective June 30, 2025, due to personal reasons.

Mr. Liu’s resignation did not result from any disagreement or dispute with the Company, the Board, or the Company’s management regarding any matter relating to the Company’s operations, policies, or practices.

Following Mr. Liu’s resignation, the Board has appointed Mr. Yazhou Wu, the Company’s Chief Operating Officer and Chief Technology Officer, as the new Director. The Board has also appointed Mr. Shen Cao, the current Vice President of Investment Relations, as the new CFO.

Mr. Shen Cao joined the Company in May 2025 as Vice President of Investment Relations. Prior to joining YXT.com, Mr. Cao served as the Deputy Chairman of the Board in Topsperity Securities Asset Management Co.,Ltd. from June 2023 to April 2025. Mr. Cao holds a Bachelor’s and Master’s degree in Civil Engineering from Tsinghua University.

About YXT.com

YXT.com (NASDAQ: YXT) is a technology company focusing on enterprise productivity solutions. With a mission to “Empower people and organization development through technology,” The Company strives to become the supreme provider in building and boosting enterprise productivity by combining over a decade of experience in tech-enabled talent learning and development and with AI-augmented task copilots and unleashing the power of knowledge and synergy. Since its inception, YXT.com has supported and received recognition from numerous Global and China Fortune 500 companies.

YXT.com operates its business in China through “Jiangsu Radnova Intelligence Technology Co., Ltd.,” formerly known as “Jiangsu Yunxuetang Network Technology Co., Ltd.”. YXT.com has established an entity in Singapore to serve as a headquarter for its overseas business to be conducted in the future, with the “Radnova” trademark to serve international markets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Contact

Robin Yang

ICR, LLC

YXT.IR@icrinc.com

+1 (646) 405-4883

2